January 11, 2006



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Initial Schedule 13G
     	1-800-Flowers.Com, Inc.
     	As of December 31, 2005

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of an initial Schedule 13G for the above named company showing a beneficial ownership greater than 5% as of December 31, 2005 filed on behalf of Awad Asset Management, Inc.

Very truly yours,



Damian Sousa
Chief Compliance Officer

DS:jgh
Enclosures

cc:	Office of the Corporate Secretary
     	1-800-Flowers.Com, Inc.
	1600 Stewart Avenue
	Westbury, NY  11590

     	Securities Division
          	NASD Financial Center
	33 Whitehall Street
	New York, NY  10004


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*


1-800-Flowers.Com, Inc.
(Name of Issuer)


Common Stock $0.01 par value per share
(Title of Class of Securities)


68243Q106
(CUSIP Number)


Check  the  following  box  if a fee  is  being  paid  with
this statement  _____.   (A fee is not required  only  if  the
filing person:    (1)  has  a  previous  statement  on  file
reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The  information  required in the remainder of  this  cover  page shall  not be deemed to be "filed" for the purpose of Section  18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








Page 1 of 5 Pages

CUSIP NO. 68243Q106                                  13G

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Awad Asset Management, Inc.		58-2372400

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)______
      (B)______

3  SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York


NUMBER OF           		5    SOLE VOTING POWER
SHARES                     		1,956,359
BENEFICIALLY      		 6    SHARED VOTING POWER
OWNED                                  	- - -
AS OF
DECEMBER 31, 2005            7    SOLE DISPOSITIVE POWER
BY EACH                      		1,956,359
REPORTING           		 8    SHARED DISPOSITIVE POWER
PERSON WITH                  		 - - -

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
      1,956,359

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS RPRESENTED BY AMOUNT IN ROW 9

      6.94%

12  TYPE OF REPORTING PERSON*

      IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 Pages
Item 1(a) 	Name of Issuer:

          		1-800-Flowers.Com, Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

          		1600 Stewart Avenue
		Westbury, NY  11590


Item 2(a) 	Name of Person Filing:

          		Awad Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

          		250 Park Avenue, 2nd Floor
          		New York, NY  10177


Item 2(c) 	Citizenship:

          		New York


Item 2(d) 	Title of Class of Securities:

          		Common Stock - $0.01 par value per share


Item 2(e) 	CUSIP Number:

          		68243Q106


Item 3    	Type of Reporting Person:

          		(e)   Investment  Adviser  registered  under Section 203 of the
                	       Investment Advisors Act of 1940




Page 3 of 5 Pages
Item 4     	Ownership as of December 31, 2005:

           		(a)  Amount Beneficially Owned:

                	1,956,359 shares of common stock beneficially owned including:

                                                            				No. of Shares
            Awad Asset
            Management, Inc.                                 			   1,956,359

            (b) Percent of Class:                               			     6.94%

            (c) Deemed  Voting Power  and  Disposition Power:

                (i)           		 (ii)          	 (iii)            	(iv)
                                              			Deemed           Deemed
                 Deemed         	Deemed        	to have         	 to have
                 to have       		to have       	Sole Power      Shared Power
                 Sole Power     	Shared Power  to Dispose      	 to Dispose
                 to Vote or     	to Vote or    	or to            	 or to
                 to Direct      	to  Direct    	Direct the         Direct the
                 to Vote       		to Vote       	Disposition      Disposition

           1,956,359      	----          	1,956,359            ----

Awad Asset
Management, Inc.

Item 5		Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                                         				  (    )

Item 6     	Ownership of More than Five Percent on Behalf  of Another Person:

          		 N/A

Item 7     	Identification and Classification of the Subsidiary which Acquired the Security Being  Reported on by the Parent Holding Company:

         		N/A


Page 4 of 5 Pages
Item 8     	Identification and Classification of Members of the Group:   N/A

Item 9     	Notice of Dissolution of Group:   N/A

Item 10    	Certification:

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           		Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2006

AWAD ASSET MANAGEMENT, INC.


__________________________________
Damian Sousa
Vice President
Chief Compliance Officer

















Page 5 of 5 Pages